November 1, 2017

VIA EDGAR TRANSMISSION

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Deckers Outdoor Corporation (“Deckers” or the “Company”)
Revised Preliminary Proxy Statement on Schedule 14A
Filed October 23, 2017 by Marcato International Fund, Ltd. et al.
(“Marcato”)
File No. 001-36436

Dear Mr. Duchovny:

We are writing on behalf of Marcato in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated October 26, 2017 (the “Comment Letter”), with respect to Marcato’s solicitation of proxies from the stockholders of the Company to elect nine (9) nominees to the Company’s board of directors (the “Board”).

Concurrently with the submission of this letter, we are filing via EDGAR a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) with the Commission. The Revised Preliminary Proxy Statement reflects the revisions made to the preliminary proxy statement on Schedule 14A filed on October 23, 2017 in response to the comments of the Staff and the updating of other information. Unless otherwise noted, all page references set forth in the responses to the Staff’s comments refer to page numbers in the Revised Preliminary Proxy Statement.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter.

Revised Preliminary Proxy Statement filed on October 23, 2017

General

1.	Please revise your disclosure to clarify the meaning of “meaningful stockholder representation” as set forth in your response.

In response to the Staff’s comment, Marcato has revised the disclosure on page 11 of the Revised Preliminary Proxy Statement.

2.	Please provide support for your statement that “[f]rom January 1, 2011 through intraday February 8, 2017 … the Company had a total stockholder return … of negative 44%, compared to the performance of the S&P 500 Apparel, Accessories & Luxury index, which was flat during the same period and an index of Deckers’ current proxy peers, which returned 58% during the same period. Please revise your disclosure to explain your basis for choosing the S&P 500 Apparel, Accessories & Luxury index as a benchmark for the company’s results and also specify the meaning of “index of Deckers’ peers” and the basis by which you determined the membership of such peer group.

In response to the Staff’s comment, Marcato has supplemented the disclosure on page 2 of the Revised Preliminary Proxy Statement to explain its basis for choosing the S&P 500 Apparel, Accessories & Luxury index as a benchmark for the Company’s performance.

Furthermore, Marcato supplementally notes for the Staff that it believes that the S&P 500 Apparel, Accessories & Luxury index is an appropriate market index against which the Company’s performance should be compared because it is a well-known, widely published, industry-standard benchmark, which tracks the performance of companies producing a broad range of apparel, accessories and designer goods, similar to those manufactured and sold by the Company. Given that the Company produces a similar range of products across the footwear, apparel and accessories sub-industries and operates under a similar business model to those companies that comprise the S&P 500 Apparel, Accessories & Luxury index, Marcato believes that such index reflects an appropriate representation of the sub-industries in which the Company participates. Accordingly, Marcato submits that the selected index provides a useful and relevant comparator group of similar multi-industry companies for purposes of measuring total shareholder return and thus reflects the Company’s competitive position, as well as the impact of general economic and specific industry conditions relevant to the Company’s segments.

With respect to the Staff’s comment regarding the meaning of “index of Deckers’ peers,” Marcato respectfully directs the Staff’s attention to the referenced disclosure on pages 2 and 12 of the preliminary proxy statement on Schedule 14A filed on October 23, 2017, which refer to an “index of Deckers’ current proxy peers” (emphasis added). Nevertheless, Marcato has revised the disclosure on page 2 of the Revised Preliminary Proxy Statement to clarify that Marcato determined the membership of such proxy peer group based on the peer group selected by Deckers in its preliminary proxy statement on Schedule 14A, filed with the Commission on October 31, 2017 (the “Company’s Preliminary Proxy Statement”) and revised the disclosure on page 13 of the Revised Preliminary Proxy Statement to clarify that Marcato’s reference to the Company’s “proxy peers” in its September 13, 2017 letter refers to those companies listed as Deckers’ peers in its proxy statement for the 2016 Annual Meeting (excluding Quicksilver due to its having filed for bankruptcy in 2016), which list is identical to that in the Company’s Preliminary Proxy Statement.

Background of the Solicitation, page 8

3.	Please provide support for the assertion in your letter dated October 3, 2017 and disclosed on page 15 that if the board fails to approve your nominees it would constitute a breach of the board’s duty of loyalty under Delaware law.

Marcato respectfully advises the Staff that Delaware court decisions support Marcato’s view that a Board’s refusal to defuse acceleration provisions in credit agreements and employment agreements is coercive and constitutes a breach of the Board’s fiduciary duty of loyalty unless the Board has identified a “specific and substantial risk to the corporation . . . posed by the rival slate.” Kallick v. SandRidge Energy, Inc., 68 A.3d 242, 246 (Del. Ch. 2013). According to the Delaware Court of Chancery, “an ‘eviscerating’ threat to the stockholder franchise exists when the board retains the power to approve the dissident slate, but refuses to exercise that power [in order] to protect itself or give itself an advantage in a proxy contest.” Id. at 260. An incumbent board must disable such provisions “[u]nless [the board] determined . . . that the rival candidates lacked ethical integrity, fell within the category of known looters, or made a specific determination that the rival candidates proposed a program that would have demonstrably material adverse effects for the [corporation].” Id. at 246. The Board has not identified any basis to refuse to approve the Marcato nominees, let alone any facts that would a support a determination that the nominees lack adequate credentials, character or integrity or constitute “known looters.” Furthermore, Marcato, having extensively vetted each candidate’s background experience and qualifications, has not identified any facts or information that would lead it to believe that its nominees possess any of these requisite characteristics for refusing approval of Marcato’s nominees for purposes of the Company’s credit agreement and employment arrangements. Marcato has supplemented the disclosure on page 25 of the Revised Preliminary Proxy Statement to expand upon Marcato’s basis for its belief that the Board’s refusal to disable the acceleration provisions in its employment arrangements and credit agreement constitute a breach of the Board’s fiduciary duties under Delaware law, and added a cross-reference to the “Litigation in Connection with this Solicitation” section of the Revised Preliminary Proxy Statement to the first bullet on page 16 of the Revised Preliminary Proxy Statement in which Marcato’s letter to the Board, dated October 3, 2017 (the “October 3 Letter”) is described and reproduced.

4.	Please revise your disclosure to provide support for the statement in your October 3, 2017 letter that there could be no scenario in which the board could reasonably determine that your nominees present a substantial risk to the company.

As noted above, the Delaware Court of Chancery has identified the following bases for a board to determine that a dissident slate posed a “substantial risk to the corporation”: “the rival candidates lacked ethical integrity, fell within the category of known looters, or made a specific determination that the rival candidates proposed a program that would have demonstrably material adverse effects for the [corporation].” SandRidge, 68 A.3d at 246. The Board, having received a substantial amount of information relating to the background and qualifications of each of Marcato’s nominees in connection with the delivery of Marcato’s nomination notice, has not identified any basis to suggest that the Marcato nominees present a “substantial risk to the company,” let alone any facts that would a support a determination that the nominees lack adequate credentials, character or integrity or constitute “known looters.” Indeed, a review of the biographies of each of Marcato’s nominees set forth in Marcato’s proxy statement and the results of Marcato’s extensive vetting process confirm that none of Marcato’s nominees possess these characteristics, but are instead reputable and seasoned professionals, with a diverse set of relevant experience. Marcato has supplemented the disclosure on page 25 of the

Revised Preliminary Proxy Statement to further clarify Marcato’s basis for its belief that there is no scenario in which the Board could reasonably determine that Marcato’s nominees present a substantial risk to the Company, and added a cross-reference to the “Litigation in Connection with this Solicitation” section of the Revised Preliminary Proxy Statement to the first bullet on page 16 of the Revised Preliminary Proxy Statement in which the October 3 Letter is described and reproduced.

5.	Please provide support for the assertion on page 19 and in your Delaware complaint that the board knowingly caused the company to file with the SEC a preliminary proxy statement containing false and misleading statements and material omissions regarding the change in control provisions in the company’s compensation arrangements and the company’s second amended and restated credit agreement.

Marcato acknowledges the Staff’s comment and respectfully submits that Marcato has a reasonable factual basis for these assertions. In our previous letters to the Staff, dated October 13, 2017, October 23, 2017 and October 31, 2017, we brought to the Staff’s attention several examples of false and misleading statements and material omissions contained in the Company’s Preliminary Proxy Statement. Marcato continues to believe that the Company’s Preliminary Proxy Statement includes false and misleading statements, as follows:

•	The Company has failed to appropriately disclose its rejection of Marcato’s request that the Company approve Marcato’s nominees as “Continuing Directors” for purposes of the acceleration provisions in the Company’s employment arrangements and credit agreement. The only reference to the Company’s rejection of this request is a statement in the “Background of the Solicitation” section of the Company’s Preliminary Proxy Statement, in which the Company notes that the Board determined that it “was not in the best interests of our Company and our stockholders to take the actions requested by Marcato in its letters.” In Marcato’s view, this disclosure is not sufficiently detailed or prominent to ensure that stockholders are apprised of the Board’s decision not to disable the acceleration provisions and save the Company from having to make significant payments to company employees and lenders should Marcato’s nominees comprise a majority of the Board following the election at the 2017 Annual Meeting. Furthermore, the Company’s Preliminary Proxy Statement continues to not include any basis for the Board’s determination for rejecting Marcato’s request. Marcato believes that the Company’s failure to disclose the rationale – or the fact that there is no rationale – for this determination represents a material omission. Marcato further believes that disclosure of the Company’s determination not to approve Marcato’s nominees as “continuing directors” and the basis therefor should be prominently included in the “Certain Effects of Marcato’s Solicitation” section of the Company’s Preliminary Proxy Statement.

•	The Company’s statement in the “Certain Effects of Marcato’s Solicitation” section of the Company’s Preliminary Proxy Statement that “the Credit Agreement does not permit our Board to certify Marcato’s nominees as “continuing directors” or otherwise prevent the election of a majority of Marcato’s nominees to our Board from constituting an event of default” is demonstrably false. Indeed, the Credit Agreement provides that the Company could prevent the election of Marcato’s nominees from constituting an event of default if such nominees are (i) nominated by the board of directors of the Company or (ii) appointed by directors so nominated.

•	In numerous instances throughout the Company’s Preliminary Proxy Statement, the Company claims that its equity awards include “double-trigger” vesting upon a change in control, such that both a change in control under the terms of the applicable award and a qualifying termination are required in order for accelerated vesting to occur. This claim is false, as a substantial number of the awards outstanding under the Company’s 2006 Equity Incentive Plan and the 2015 Plan provide for immediate accelerated vesting of awards in the event of a change in control that is not approved by the Board, without requiring a qualifying termination as the second trigger.

We also note the fact that, as a matter of course, the Board bears ultimate responsibility for reviewing and approving the Company’s proxy statement and related proxy materials for the 2017 Annual Meeting prior to filing such materials with the Commission in accordance with its fiduciary duties and standard corporate governance procedures.

Exhibit 99.1 to Schedule 13D/A filed on October 23, 2017

6.	Please provide support for the assertion in Paragraph 2 that the “current stock price is a reflection of the market’s lack of confidence in the Company’s leadership, failed decision making, and lack of strategic direction.”

Marcato acknowledges the Staff’s comment and respectfully submits the following in support of Marcato’s statement that the “current stock price is a reflection of the market’s lack of confidence in the Company’s leadership, failed decision making, and lack of strategic direction.”

First, over the past two years, the Company’s financial performance has significantly underperformed guidance that the Company’s management had previously issued. For instance, the Company underperformed its fiscal year 2016 GAAP EPS guidance by 27% and fiscal year 2017 GAAP EPS guidance by 96%. In addition, on average from fiscal year 2011 to fiscal year 2017, the Company underperformed its GAAP EPS guidance by 21%.

Second, in every year since fiscal year 2013, the Company has underperformed management’s targets for long-term earnings before interest and taxes (EBIT) margin.

Third, Marcato has engaged in numerous discussions with other significant stockholders of the Company during which these stockholders have expressed a lack of confidence in the Company’s leadership. In addition, at least one other significant stockholder of the Company, Red Mountain Capital Partners LLC, has expressed its concerns to the Company in a letter in which it noted the following: “We are deeply concerned about the underperformance of Deckers’ stock price. In particular, your stock has underperformed the Russell 2000 by 48% over the past three years and by 134% over the past five years. We believe that this performance has been driven largely by management’s consistently poor capital allocation decisions, a bloated cost structure and the absence of any alignment between executive compensation and shareholder value creation.”

Fourth, after peaking at $118.90 per share in October 2011, the Company’s stock price has lost more than 39% of its value with a closing price on October 27, 2017 of $72.49 per share. Furthermore, the Company has meaningfully underperformed its peers during the holding period of most current institutional stockholders. To this end, we direct the Staff to the revised disclosure on page 2 of the Revised Preliminary Proxy Statement, in which Marcato explains that “Notably, Deckers has meaningfully underperformed its peers during the holding period of most current institutional stockholders. From January 1, 2011 through intraday February 8, 2017 (the moment before Marcato filed its initial Schedule 13D with respect to the Company (the “Schedule 13D”)), the Company had a total stockholder return (“TSR”) of negative 44%, compared to the performance of (i) the S&P 500 Apparel, Accessories & Luxury index, a well-known, widely published, industry-standard benchmark which tracks the performance of companies with similar product mix and business models to that of the Company, which was flat during the same period and (ii) an index comprised of the companies listed as Deckers’ peers in Deckers’ proxy statement for the 2017 Annual Meeting, which returned 58% during the same period. In addition, the Company has consistently underperformed Management’s financial guidance and margin targets. Furthermore, Deckers’ return on invested capital declined from 26% in 2011 to 12% in 2016, while operating margins declined from 21% to 9% and selling, general and administrative expenses (“SG&A”) rose from 29% of revenue to 37% during the same period. As a reflection of reduced investor confidence in the Company, Deckers’ average enterprise value to the next twelve months of earnings before income taxes, depreciation and amortization (“EV/NTM EBITDA”) multiple declined from approximately 10x in 2011 to below 6x at the time of the Schedule 13D filing.” We also supplementally advise the Staff that in the 5-year period prior to the filing of Marcato’s initial Schedule 13D with respect to the Company on February 8, 2017, Deckers’ TSR underperformed its proxy peers by 85%, the Russell 2000 by 125% and the S&P Apparel, Accessories & Luxury Goods index by 16%. Furthermore, during the 3-year period prior to the filing of Marcato’s initial Schedule 13D, Deckers’ TSR underperformed its proxy peers by 31%, the Russell 2000 by 72% and the S&P Apparel, Accessories & Luxury Goods index by

10%. Finally, Marcato believes that the 19% increase in Deckers’ share price following the filing of Marcato’s initial Schedule 13D filing is further evidence that shareholders support change to the Company’s leadership.

Fifth, the Company trades at a lower EV/NTM EBITDA multiple than its peers. For instance, when compared to a list of companies that Marcato considers to be most relevant to the Company (Crocs, Skechers, Steve Madden, Wolverine Worldwide and V.F. Corporation), Marcato’s 5.5x multiple (as of February 8, 2017) ranks last, with the other companies ranging between 6.0x and 10.3x, and far below the mean and median multiples for the group of 8.2x and 9.1x, respectively.

Marcato has supplemented the disclosure on page 2 of the Revised Preliminary Proxy Statement to provide additional support for the notion that the Company’s current stock price is a reflection of the market’s lack of confidence in the Company’s leadership, failed decision making and lack of strategic direction.

7.	Please provide support for the assertion in Paragraph 6, “In violation of Delaware law, the Company claims that the Board lacks discretion under the Credit Agreement to disable the provision in advance of the election of a dissident slate.” (emphasis added)

Marcato respectfully advises the Staff that, to the extent that the Board lacks discretion under the Credit Agreement to disable the acceleration provisions triggered upon the replacement of a majority of the Board by a dissident slate, such acceleration provisions constitute a “dead hand” proxy put that is unenforceable under Delaware law. In San Antonio Fire & Police Pension Fund v. Amylin Pharmaceuticals, Inc., the Court of Chancery noted that “dead hand” proxy puts required close scrutiny as potentially unenforceable and antithetical to public policy. 983 A.2d 304, 315 & n.32 (Del Ch. 2009). In Pontiac General Employees Retirement Systems v. Ballantine, the Court of Chancery refused to dismiss claims that the board had “breached its duties in a factually-specific manner by adopting this . . . dead hand proxy put arrangement.” 2014 WL 6388645 (Del. Ch. Oct. 14, 2014) (TRANSCRIPT). In The Fire & Police Pension Fund, San Antonio v. Stanzione, the Court of Chancery awarded attorneys’ fees for the benefit conferred by litigation that eliminated a “dead hand” proxy put after observing that “adopting such a proxy put is an inherently conflicted act.” 2015 WL 1359410 (Del. Ch. Feb. 25, 2015) (TRANSCRIPT). This line of cases has been generally viewed by Delaware corporations as rendering “dead hand” proxy puts unenforceable, as, since hearing the Court of Chancery’s disapprobation in Pontiac and Amylin, it has become common practice for Delaware corporations to voluntarily abandon their “dead hand” proxy puts rather than defend them. See, e.g., McCormack v. BioScrip, Inc., 2016 WL 204696, at *2 (Del. Ch. Jan. 14, 2016); Ironworkers Local No. 25 Pension Fund v. Siegel, 2015 WL 9225220, at *1 (Del. Ch. Dec. 17, 2015); Shaev v. Ventas, Inc., 2015 WL 6776199, at *1 (Del. Ch. Nov. 4, 2015); Doppelt v. Peabody Energy Corp., 2015 WL 4468653, at *1 (Del. Ch. July 21, 2015). Marcato has supplemented the disclosure on page 25 of the Revised Preliminary Proxy Statement to provide additional information with respect to the Delaware courts’ close scrutiny of “dead hand” proxy puts.

8.	You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

•	“. . . the Director Defendants have engaged in defensive maneuvering calculated to entrench themselves at the expense of the stockholder franchise.” (Paragraph 4)

•	“On a call with Marcato on October 2, 2017, Defendant Gibbons warned that the Company did not want to engage in a contested election during the winter shopping season, historically the Company’s most active and critical sales period. This ‘problem,’ of course, was created by the Board’s decision to schedule the Annual Meeting in the heart of that season — a decision that may have been made to provide the Board with a potential basis, should it prove tactically useful, to further delay the meeting if necessary to avoid defeat in a contested election.” (emphasis added; paragraph 78)

On June 6, 2017, the Company filed a Form 8-K with the Commission announcing that in light of the ongoing process initiated by the Company to review a broad range of strategic alternatives, the Company had determined to hold the 2017 Annual Meeting in the latter half of the fourth calendar quarter of 2017. On September 5, 2017, the Company filed a Form 8-K with the Commission announcing that the 2017 Annual Meeting would be held on December 14, 2017 and that the deadline for stockholder proposals and nomination of candidates to the Board for the 2017 Annual Meeting was September 15, 2017. This was the first time in the Company’s 24-year history that the Company’s annual meeting has been scheduled for the fourth quarter.

On October 2, 2017, the Company’s Chairman of the Board, Mr. John Gibbons, expressed to Marcato the Board’s concerns about engaging in a proxy contest during the winter shopping season, which historically is the Company’s most active. At the time, Marcato was surprised to hear of these concerns from Mr. Gibbons, particularly given that the date on which the Company holds its annual meeting is completely within the control of the Board. Furthermore, in response to Marcato’s request that the Board confirm to Marcato that the 2017 Annual Meeting would be held on December 14, 2017 without any further adjournment or postponement, the Board responded that “there are numerous instances where the Board, in the exercise of its fiduciary duties, may determine that it is in the best interests of the Company and its stockholders to change the date or time of the Annual Meeting.”

Taking into account the fact that the Board purposely scheduled its meeting in the middle of the winter shopping season for the first time in its 24-year history as a public company, then expressed concern with holding the meeting at such time, and further noted that it may change the date of the meeting to comply with its fiduciary duties (without providing any specific examples of when the Board would consider such a change to be appropriate), Marcato believes that it has a reasonable basis for believing that the

Company’s decision to hold the 2017 Annual Meeting during the winter shopping season may be a tactical maneuver, calculated to give the Company a pretext to further delay the date of the 2017 Annual Meeting should it find itself at a disadvantage in the proxy contest. Marcato has supplemented the disclosure on page 17 of the Revised Preliminary Proxy Statement to include the fact that the Company has never, in its 24-year history as a public company, held its annual meeting in the fourth quarter of the calendar year, highlighting the unusual and questionable timing of the currently scheduled 2017 Annual Meeting.

•	“The only apparent motivation behind the Director Defendants’ refusal to approve the Marcato Nominees is to help them maintain their grip on office.” (Paragraph 96)

The following represents Marcato’s response to the first and third bullet of this Comment No. 8:

The Board previously embedded acceleration provisions in the Company’s credit agreement and certain of the Company’s compensation arrangements that will be triggered if the stockholders replace a majority of the Board with nominees who have not been approved or nominated by the incumbents as “continuing directors” prior to the election. These types of provisions are commonly referred to as “proxy puts.” Indeed, if Marcato is successful in electing at least five (5) of its nominees at the 2017 Annual Meeting, then a “change in control” would occur under certain of the Company’s compensation arrangements and, absent the Company’s approving or nominating Marcato’s nominees, the Company will be obligated to make substantial payments to its lenders and certain of its employees. Thus, the existence of these payments will, by definition, create an imbalance in the playing field with respect to the election of directors, and thus harm the stockholders’ inalienable right to elect directors based on the merits of each nominees’ candidacy.

On October 3, 2017, Marcato sent a letter to the Board highlighting Marcato’s concerns that, should the result of the election of directors at the 2017 Annual Meeting be that Marcato’s nominees constitute a majority of the Board, their appointment could trigger certain change in control provisions under the Company’s compensation plans unless such nominees have been approved by the current Board in advance of such election. Accordingly, the letter requested written confirmation from the Company that, prior to the 2017 Annual Meeting, the Board would take all necessary steps to use its discretionary authority under such compensation plans to certify Marcato’s nominees as “continuing directors” such that the change in control provisions would not be triggered by the election of Marcato’s nominees. The Board responded to Marcato, noting, without explanation, that it did not believe that taking action to certify the Nominees as “continuing directors” was in the best interests of the Company and its stockholders.

In its Sandridge decision, the Delaware Court of Chancery indicated that proxy puts have an “obvious entrenching effect” and, as such, a Board must disable such provision by providing its approval for a dissident slate unless such slate presents a “specific and substantial risk to the corporation.” SandRidge, 68 A.3d at 246, 248. As noted above, neither the Company or the Board, nor Marcato, has identified any facts or circumstances that would indicate that any of Marcato’s nominees represent such a substantial risk to the corporation. Thus, in the absence of such facts, the Board’s refusal to approve Marcato’s nominees represents an effort to improperly entrench the current Board by imposing a significant cost to the Company in the event stockholders vote for Marcato’s nominees instead of the incumbent directors.

Additionally, Marcato has supplemented the disclosure on page 25 of the Revised Preliminary Proxy Statement to further support the assertion that the Board’s refusal to disable the acceleration of its employment arrangements and credit agreement represents an improper act of entrenchment, and added a cross-reference to the “Litigation in Connection with this Solicitation” section of the Revised Preliminary Proxy Statement to the first bullet on page 16 of the Revised Preliminary Proxy Statement in which the October 3 Letter is described and reproduced.

*            *             *

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

cc:	Richard T. McGuire III
Managing Partner
Marcato Capital Management LP

Frank Pigott
Staff Attorney
United States Securities and Exchange Commission

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